Via Facsimile and U.S. Mail
Mail Stop 6010

June 23, 2009

Julie A. McGraw
Vice President and Chief Financial Officer
National Interstate Corporation
3250 Interstate Drive
Richfield, Ohio 44286

Re: **National Interstate Corporation**
      Form 10-K for the Fiscal Year Ended December 31, 2008
      Filed March 12, 2009
      File Number: 000-51130

Dear Ms. McGraw:

       We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosures. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 1. Business, page 4

1.   On page 77, you disclose that as of December 31, 2008, you had reinsurance recoverables (including prepaid reinsurance premiums) of approximately $179.2 million, including $43.4 million and $34.9 million due from Motors Ins. Corp. and Platinum Underwriters Reinsurance, respectively. Please revise your business section to provide a description of each of the material terms of your

     reinsurance agreements with Motors Ins. Corp. and Platinum Underwriters Reinsurance, including, but not limited to any payment provisions, other rights obtained and material obligations that must be met to keep the agreement in place, term and termination provisions. In addition, please file copies of your reinsurance agreements with Motors Ins. Corp. and Platinum Underwriters Reinsurance. Alternatively, please provide us with a detailed analysis which supports your apparent conclusion that you are not substantially dependent on these agreement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Managements's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies
Other-Than-Temporary Impairment, page 51

2.   You disclose that $8.7 million of the other-than-temporary impairments taken during 2008 related to exchange traded funds and that $4.5 million was a further reflection of the credit crisis. Please revise your disclosure to separate out the cause of the other-than-temporary impairment between credit issues or other adverse issuer conditions and other accounting consequences such as the inability to assert intent and ability to hold until recovery. In addition, please expand your disclosure to include a detailed description of the methods and key assumptions used in your estimation of the loss.

3. Fair Value Measurements, page 65

3.   For your assets valued using Level 3 inputs, since you state that you were unable to verify inputs to the valuation methodology, please revise your disclosure to clarify how you ensured the fair value determination was consistent with SFAS 157. Please clarify how you validated the fair value technique that was used and please disclose the key assumptions.

5. Investments and Securities Lending Collateral, page 68

4.   For the preferred stock in an unrealized loss position, please disclose the credit ratings of the securities.

5.   For your preferred stock and securities lending collateral that have been in an unrealized loss position for 12 months or longer, please revise your disclosure to clarify how you concluded that unrealized losses were not other-than-temporarily impaired. Please refer to paragraph 17b of FSP FAS 115-1/FAS 124-1. In addition, please specifically address how you concluded that there was no evidence of credit deterioration for your perpetual preferred stocks.

Definitive Proxy Statement filed March 24, 2009

Compensation Discussion and Analysis, page 17

Specific Elements of Our Compensation Program, page 19

6.   On page 19, you disclose that your chief executive officer makes base salary and bonus recommendations to the Committee based in part on each executive's performance relative to his or her individual objectives. In addition, on page 20, you clarify that each of your executive officers has specific, measurable objectives set at the beginning of each calendar year. It does not appear that you have disclosed any of the specific, measurable objectives which you set for each of your named executive officers. Please revise to disclose each specific objective awarded to, earned by, or paid to your named executive officers in 2008, whether your named executive officer met the respective objectives and, if so, the actual achievement amount.

7.   On pages 20, 23 and 25 you have disclosed information regarding bonuses paid in 2008 which appear to have been earned in 2007. We have been unable to locate your disclosure relating to bonuses earned by your named executive officers for performance in 2008. Item 402(a)(2) of Regulation S-K states that this item "requires clear, concise and understandable disclosure of all plan and non-plan compensation awarded to, earned by, or paid to the named executive officers" for the respective fiscal year. Please revise to provide disclosure regarding the bonuses earned by the named executive officers in 2008. Please make corresponding changes to your Summary Compensation and Grants of Plan-Based Awards Tables on pages 25 and 26, respectively. See Question 217.11 of the Regulation S-K Compliance & Disclosure Interpretations if the bonuses had not yet been determined at the time of filing.

Summary Compensation Table, page 25

8.   Footnote 4 to this table states "This column reflects the amounts earned by the Named Executive Officers under the Management Bonus Plan for accident years 2003-2007." Based on your disclosure on page 20, it appears that in 2008 your executive officers met various objectives that were established in 2003 through 2007. For each objective that was earned, awarded and/or paid in 2008, please revise your footnote to separately identify and quantify each bonus payment that was earned, awarded and/or paid in 2008. See Instructions 1 and 2 to Item 402(c)(2)(vii) of Regulation S-K.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant